UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended September 30, 2016

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Exact name of Registrant as specified in its Charter)

21 Palmer Street

London, SW1H 0AD

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).    Yes  ☐    No  ☒

NAVIGATOR HOLDINGS LTD.

REPORT ON FORM 6-K FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

Risk Factors

In addition to the other information set forth in this report, you should carefully consider the risks discussed in our Annual Report on Form 20-F for the year ended December 31, 2015, or our 2015 Annual Report, filed with the United States Securities and Exchange Commission, or the SEC, on March 3, 2016, under the heading “Part I - Item 3. Key Information – D. Risk Factors,” and in our Report on Form 6-K for the quarter ended June 30, 2016, or our Second Quarterly 2016 Form 6-K, under the heading “Risk Factors,” which risks could materially affect our business, financial condition or future results. The risks described in our 2015 Annual Report and Second Quarter 2016 Form 6-K are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition or future results.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unless the context otherwise requires, all references in this report to “Navigator Holdings,” “our,” “we,” “us” and the “Company” refer to Navigator Holdings PLC, an Isle of Man corporation, with regard to all periods prior to its redomiciliation in the Republic of the Marshall Islands, and to Navigator Holdings Ltd., a Marshall Islands corporation, with regard to all periods after its redomiciliation in the Republic of the Marshall Islands. All references in this report to our wholly-owned subsidiary “Navigator Gas L.L.C.” refer to Navigator Gas Transport PLC, an Isle of Man corporation, with regard to all periods prior to its redomiciliation in the Republic of the Marshall Islands, and to Navigator Gas L.L.C., a Marshall Islands limited liability company, with regard to all periods after its redomiciliation in the Republic of the Marshall Islands. As used in this report, unless the context indicates or otherwise requires, references to “our fleet” or “our vessels” include (i) 32 vessels we owned and operated as of September 30, 2016 (ii) one newbuilding delivered to us from Jiangnan Shipyard (Group) Co. Ltd. in China, or “Jiangnan,” on October 8, 2016, and (iii) two newbuildings expected to be delivered from Jiangnan and three newbuildings expected to be delivered from Hyundai Mipo Dockyard Co. Ltd, in South Korea, or “HMD,” between January and July 2017, or the “2017 newbuildings.”

This section should be read in conjunction with the interim financial statements and notes thereto presented elsewhere in this report, as well as the historical consolidated financial statements and notes thereto of Navigator Holdings Ltd. included in our 2015 Annual Report, filed with the United States Securities and Exchange Commission, or the SEC, on March 3, 2016. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are presented in U.S. Dollars unless otherwise indicated.

In connection with the preparation of our consolidated financial statements for the year ended December 31, 2015, we identified an immaterial error in the treatment of interest costs in relation to vessel newbuildings. Certain amounts recorded as an interest expense should have been capitalized, rather than expensed. The error resulted in a prior overstatement of interest expense and an understatement of net income, book values of vessels under construction and vessels in operation, retained earnings and total stockholders’ equity for the years ended December 31, 2012, 2013 and 2014 and the interim periods within those years, as well as the first three quarters of 2015, in the related financial statements. We have amended the financial statements to correct such items. Accordingly, the financial data and discussion of our financial condition and results of operations for the three and nine months ended September 30, 2015 included in this report reflect revised financial data for the three and nine months ended September 30, 2015.

Overview

We are the owner and operator of the world’s largest fleet of handysize liquefied gas carriers. We provide international and regional seaborne transportation services of liquefied petroleum gas, or “LPG,” petrochemical gases and ammonia for energy companies, industrial users and commodity traders. These gases are transported in liquefied form, by applying cooling and/or pressure, to reduce volume by up to 900 times depending on the cargo, making their transportation more efficient and economical. Vessels in our fleet are capable of loading, discharging and carrying cargoes across a range of temperatures from ambient to minus 104° Celsius and pressures from 1 bar to 6.4 bar.

We have 33 semi- or fully-refrigerated handy size liquefied gas carriers, of which two are newbuildings expected to be delivered by April 2017. We define handysize liquefied gas carriers as those liquefied gas carriers with capabilities between 15,000 and 24,999 cbm. Our handysize liquefied gas carriers can accommodate medium- and long-haul routes that may be uneconomical for smaller vessels and can call at ports that are unable to support larger vessels due to limited onshore capacity, absence of fully-refrigerated loading infrastructure and/or vessel size restrictions.

In addition, we have four midsize 37,300 cbm ethylene-capable semi-refrigerated liquefied gas carriers, of which two have been delivered and the remaining two are newbuildings expected to be delivered by April 2017. Our midsize ethylene-capable semi-refrigerated gas carriers enable long-haul transportation of ethane/ethylene that may be uneconomical for smaller vessels.

We also have one 38,000 cbm fully refrigerated gas carrier newbuilding expected to be delivered by July 2017.

The following table sets forth our vessels, along with their current charter status:

Operating Vessel	Year Built	Vessel Size (CBM)	Employment Status	Charter Expiration Date
Semi-refrigerated ethane/ethylene capable
Navigator Mars	2000	22,085	Spot market	—
Navigator Neptune	2000	22,085	Contract of affreightment	December 2016
Navigator Pluto	2000	22,085	Time charter	March 2017
Navigator Saturn	2000	22,085	Spot market	—
Navigator Venus	2000	22,085	Spot market	—
Navigator Atlas	2014	21,000	Spot market	—
Navigator Europa	2014	21,000	Spot market	—
Navigator Oberon	2014	21,000	Contract of affreightment	December 2016
Navigator Triton	2015	21,000	Time charter	December 2016
Navigator Umbrio	2015	21,000	Contract of affreightment	December 2016
Navigator Aurora*	2016	37,300	Spot market	—
Navigator Eclipse**	2016	37,300	Time charter	August 2017
Semi-refrigerated
Navigator Magellan	1998	20,700	Time charter	April 2017
Navigator Aries	2008	20,750	Time charter	March 2018
Navigator Capricorn	2008	20,750	Spot market	—
Navigator Gemini	2009	20,750	Time charter	September 2017
Navigator Pegasus	2009	22,200	Spot market	—
Navigator Phoenix	2009	22,200	Spot market	—
Navigator Scorpio	2009	20,750	Time charter	January 2017
Navigator Taurus	2009	20,750	Time charter	April 2017
Navigator Virgo	2009	20,750	Time charter	April 2017
Navigator Leo	2011	20,600	Time charter	December 2023
Navigator Libra	2012	20,600	Time charter	December 2023
Navigator Centauri	2015	22,000	Spot market	—
Navigator Ceres	2015	22,000	Time charter	December 2016
Navigator Ceto	2016	22,000	Spot market	—
Navigator Copernico	2016	22,000	Spot market	—
Fully-refrigerated
Navigator Glory	2010	22,500	Time charter	November 2016
Navigator Grace	2010	22,500	Time charter	December 2016
Navigator Galaxy	2011	22,500	Spot market	—
Navigator Genesis	2011	22,500	Time charter	February 2017
Navigator Global	2011	22,500	Time charter	November 2017
Navigator Gusto	2011	22,500	Time charter	January 2017

*	Navigator Aurora will commence on a ten-year time charter in December 2016.
**	Vessel was delivered in China on October 8, 2016. Navigator Eclipse will commence a nine-month time charter starting in November 2016.

The following table presents certain information concerning our newbuildings:

Newbuilding Vessel	Year Built	Vessel Size (CBM)	Ethylene Capable	Anticipated Delivery	Employment Status	Charter Expiration Date
Navigator Nova	2017	37,300	✓	January 2017	Spot market	—
Navigator Prominence	2017	37,300	✓	March 2017	Spot market	—
Navigator Yauza	2017	22,000		January 2017	Time charter	March 2022
Navigator Luga	2017	22,000		April 2017	Time charter	May 2022
Navigator Jorf	2017	38,000		July 2017	Time charter	September 2026

Recent Developments

Navigator Copernico was delivered from Jiangnan on April 14, 2016, Navigator Aurora from Jiangnan on August 2, 2016 and more recently Navigator Eclipse from Jiangnan on October 8, 2016. We now have five vessels remaining in our newbuilding program, which are scheduled to be delivered by July 2017. Three of these remaining five newbuilding vessels are committed on long term charters upon their respective delivery.

During the nine months ended September 30, 2016, we have moved three vessels from third party technical managers into in-house technical management, Navigator Galaxy, Navigator Grace and Navigator Gusto. We expect that we will move one additional vessel into in-house management over the course of the next three months. Although taking vessels into in-house technical management will not initially have a material financial impact on our earnings, it will assist us in maintaining our vessels to high standards.

On October 28, Navigator Gas L.L.C., as borrower, and the Company entered into a secured facility agreement, or the Facility Agreement, with ABN-AMRO, DVB Bank, Skandinaviska Enskilda Banken and Nordea Bank pursuant to which such lenders made available to the Borrower an aggregate amount of up to $220,000,000 as of the date of the Facility Agreement, subject to the terms and conditions set forth in the Facility Agreement, to refinance two existing loan facilities that are due to mature in April 2017, for general corporate purposes and to provide delivery financing of up to 70% of the fair market value of Navigator Jorf. The Facility Agreement consists of a term loan facility, revolving credit facility and newbuilding term loan facility related to the partial financing of the delivery of Navigator Jorf. Obligations under the Facility Agreement are guaranteed by the Company. The Facility Agreement matures in seven years, bears interest at an annual rate of U.S. LIBOR plus a margin of 2.6% and will be secured by ten of the Company’s vessels. The Facility Agreement contains certain conditions, covenants and events of default.

Throughout the third quarter of 2016, the narrow arbitrage for liquefied petroleum gas (LPG) continued to stifle any material change in freight rates or employment. Several very large gas carrier (VLGC) cargo stems nominated for exports from the U.S. Gulf were cancelled during the first part of the third quarter of 2016, due to negative returns after taking into account terminal fees and transportation costs against the landed cost at the various buying locations. U.S. inventories of LPG reached 100 million barrels during the quarter however this had little impact in increasing U.S competitiveness against other global producing areas. VLGC and Medium sized gas carrier quoted 12 months charter rates declined from $640,000 per calendar month (pcm) and $645,000 pcm respectively at the end of second quarter to $480,000 pcm / $565,000 pcm at the end of the third quarter, with the handysize semi-refrigerated quoted 12 month charter rates reducing from $625,000 pcm to $515,000 pcm over the quarter.

Due to the challenged LPG market we have continued to migrate our available fleet from transporting LPG to petrochemical trades. These trades are typically deep sea in nature which provides utilization and increasing probability of triangulation between the various petrochemical gases. Our product portfolio and customer mix have dramatically changed during the year as a direct effect of this transition, as our capabilities to participate in transporting petrochemicals have created more opportunities for us than if our vessels were only capable of transporting LPG. At the beginning of 2016, the transportation of petrochemicals accounted for less than half of our earning days for those vessels trading on the spot market, whereas in this third quarter, the percentage had increased to approximately 90%, helping us to maintain or improve utilization. Given the forward curve of hydrocarbon market pricing and the additional vessels coming to the global fleet, we expect LPG market softness to continue for the remainder of 2016 and much of 2017.

We do not anticipate declaring or paying any cash dividends to holders of common stock in the near term. The Board continues to believe that retaining existing cash resources and future earnings is the correct strategy, particularly given the current business environment, enabling us to maintain a relatively strong balance sheet as well as providing flexibility to finance opportunistic acquisitions or to selectively expand our business.

Factors Affecting Comparability

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•	We have been and are increasing our fleet size. Our historical financial performance and future prospects have been and will be significantly impacted by the increasing size of our fleet.

•

Historical Fleet Size. During 2015 we took delivery of Navigator Triton in January, Navigator Umbrio in April, Navigator Centauri in August and Navigator Ceres in October, and we sold Navigator Mariner in August, bringing our total fleet size to 29 vessels as of December 31, 2015, and resulting in a weighted average fleet size of 27.4 vessels during the 2015 year. Following the delivery on January 15, 2016 of Navigator Ceto, the delivery of

Navigator Copernico on April 14, 2016 and the delivery of Navigator Aurora on August 2, 2016 our fleet size increased to 32 vessels as of September 30, 2016, with a weighted average of 30.8 vessels for the nine months ended September 30, 2016.

•	Future Fleet Size. After the end of the third quarter 2016, we took delivery of the newbuilding Navigator Eclipse on October 8, 2016. In addition, we have a newbuilding orderbook of five newbuilding gas carriers, comprising of three midsize and two handysize vessels, all of which expected to be delivered in 2017.

Given the increase in the number of operating vessels in our fleet, our historical financial statements reflect, and in the future will reflect, significantly different levels of ownership and operating days as well as different levels of voyage expenses, vessel operating expenses, interest expense and other related costs.

•	We will have different financing arrangements. We have entered into secured term loan facilities and a revolving credit facility and issued senior unsecured notes to finance the acquisitions of vessels and the construction of all of the vessels in our newbuilding program. Please read “—Secured Term Loan Facilities and Revolving Credit Facility” and “—Senior Unsecured Bonds.”

Results of Operations for the Three Months Ended September 30, 2016 Compared to the Three Months Ended September 30, 2015

The following table compares our operating results for the three months ended September 30, 2015 and 2016:

	Three Months Ended September 30, 2015	Three Months Ended September 30, 2016	Percentage Change
	(in thousands, except percentages)
Operating revenue	$78,215	$69,741	(10.8%)

Operating expenses:
Brokerage Commissions	1,655	1,372	(17.1%)
Voyage expenses	9,187	11,869	29.2%
Vessel operating expenses	20,379	22,126	8.6%
Depreciation and amortization	12,949	15,804	22.0%
General administration costs	2,742	3,120	13.8%
Other corporate expenses	781	377	(51.7%)
Write off of insurance amount receivable	—	504	—

Profit from sale of vessel	(550)	—	—

Total operating expenses	$47,143	$55,172	17.0%

Operating income	$31,072	$14,569	(53.1%)
Interest expense	(7,124)	(7,957)	11.7%
Interest income	59	71	20.3%

Income before income taxes	$24,007	$6,683	(72.2%)
Income taxes	(160)	(207)	29.4%

Net income	$23,847	$6,476	(72.8%)

Operating Revenue. Operating revenue, net of address commission, decreased by $8.5 million or 10.8% to $69.7 million for the three months ended September 30, 2016, from $78.2 million for the three months ended September 30, 2015. This decrease was principally due to:

•	an increase in operating revenue of approximately $10.8 million attributable to an increase in the weighted average number of vessels from 27.7 for the three months ended September 30, 2015 to 31.6 for the three months ended September 30, 2016, and a corresponding increase in vessel ownership days by 367 days, or 14.4%, for the three months ended September 30, 2016, as compared to the three months ended September 30, 2015;

•	a decrease in operating revenue of approximately $20.8 million attributable to a decrease in average charter rates, which were reduced to an average of approximately $698,813 per vessel per calendar month ($22,975 per day) for the three months ended September 30, 2016, compared to an average of approximately $945,391 per vessel per calendar month ($31,081 per day) for the three months ended September 30, 2015, as a result of the continuing softening of the LPG seaborne transportation market during the third quarter of 2016;

•	a decrease in operating revenue of approximately $1.2 million attributable to a decrease in fleet utilization from 89.8% during the three months ended September 30, 2015 to 88.1% during the three months ended September 30, 2016, primarily as a result of an increase in the number of idle days due to a weakening in the demand for our vessels as a result of the softening of the LPG seaborne transportation market during the third quarter of 2016; and

•	an increase in operating revenue of approximately $2.7 million, primarily attributable to an increase in the number and duration of voyage charters during the three months ended September 30, 2016, as compared to the three months ended September 30, 2015.

The following table presents selected operating data for the three months ended September 30, 2015 and 2016, which we believe are useful in understanding our operating revenue.

	Three Months Ended September 30, 2015	Three Months Ended September 30, 2016
Fleet Data:
Weighted average number of vessels	27.7	31.6
Ownership days	2,544	2,911
Available days	2,474	2,860
Operating days	2,221	2,519
Fleet utilization	89.8%	88.1%
Average daily time charter equivalent rate (*)	$31,081	$22,975

*	Non-GAAP Financial Measure -Time charter equivalent: Time charter equivalent, or “TCE”, rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues, less any voyage expenses, by the number of operating days for the relevant period. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters we pay all voyage expenses. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

The following table represents a reconciliation of TCE to operating revenue, the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Three Months Ended September 30, 2015	Three Months Ended September 30, 2016
Fleet Data:
Operating revenue	78,215	69,741
Voyage expenses	9,187	11,869

Operating revenue less Voyage expenses	69,028	57,872

Operating days	2,221	2,519
Average daily time charter equivalent rate	$31,081	$22,975

Brokerage Commissions. Brokerage commissions decreased by 17.1% to $1.4 million for the three months ended September 30, 2016, from $1.7 million for the three months ended September 30, 2015, as operating revenue on which it is based, has reduced.

Voyage Expenses. Voyage expenses increase by 29.2% to $11.9 million for the three months ended September 30, 2016, from $9.2 million for the three months ended September 30, 2015. This was primarily due to an increase in the number of voyage charters undertaken during the three months ended September 30, 2016, compared to the three months ended September 30, 2015.

Vessel Operating Expenses. Vessel operating expenses increased by 8.6% to $22.1 million for the three months ended September 30, 2016, from $20.4 million for the three months ended September 30, 2015, as the number of vessels in our fleet increased by 14%, from an average of 27.7 vessels in the fleet during the three months ended September 30, 2015 to 31.6 vessels during the three months ended September 30, 2016. Average daily vessel operating expenses decreased by $413 per day, or 5.2% to $7,601 per vessel per day for the three months ended September 30, 2016, compared to $8,014 per vessel per day for the three months ended September 30, 2015 primarily due to the completion of our dry dockings prior to September 30, 2016 compared to four vessels undertaking dry dockings during the three months ended September 30, 2015.

Depreciation and Amortization. Depreciation and amortization expense increased by 22.0% to $15.8 million for the three months ended September 30, 2016, from $12.9 million for the three months ended September 30, 2015. This increase was due to an increase in our fleet size. Depreciation and amortization expense includes amortization of capitalized drydocking costs of $2.2 million for the three months ended September 30, 2016, and $1.0 million for the three months ended September 30, 2015.

Other Operating Results

General Administration Costs. General administration costs increased by 13.8%, or $0.4 million, to $3.1 million for the three months ended September 30, 2016, from $2.7 million for the three months ended September 30, 2015. The increase in general administration costs was primarily due to an increase in our number of employees during the three months ended September 30, 2016, as we take the technical management of certain of our vessels in-house.

Other Corporate Expenses. Other corporate expenses decreased by 51.7%, or $0.4 million, to $0.4 million for the three months ended September 30, 2016, from $0.8 million for the three months ended September 30, 2015, primarily due to the strengthening of the U.S. dollar against other currencies.

Interest Expense. Interest expense increased by 11.7%, or $0.9 million, to $8.0 million for the three months ended September 30, 2016, from $7.1 million for the three months ended September 30, 2015. This was primarily due to additional amounts drawn down on our loan facilities since September 30, 2015 associated with delivery of four newbuild vessels. Interest capitalized on newbuild installments for the three months ended September 30, 2016 was $1.3 million, an increase of $0.1 million from the $1.2 million of interest capitalized for the three months ended September 30, 2015.

Write off of insurance amount receivable. The write off of insurance amount receivable of $0.5 million for the three months ended September 30, 2016 was due to lower than expected total insurance proceeds receivable, as a result of lower than expected total costs incurred for repairing Navigator Aries, following the June 2015 collision involving the vessel.

Income Taxes. Income tax relates to taxes on our subsidiaries incorporated in the United Kingdom, Poland and Singapore. Our United Kingdom and Polish subsidiaries earn management and other fees from affiliates, and our Singaporean subsidiary earns interest from loans to our variable interest entity in Indonesia. The main corporate tax rates are 20%, 19% and 17% in the United Kingdom, Poland and Singapore, respectively. For the three months ended September 30, 2016, we had a tax charge of $207,019, as compared to taxes of $159,949 for the three months ended September 30, 2015.

Results of Operations for the Nine Months Ended September 30, 2016 Compared to the Nine Months Ended September 30, 2015

The following table compares our operating results for the nine months ended September 30, 2015 and 2016:

	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2016	Percentage Change
	(in thousands, except percentages)
Operating revenue	$236,553	$218,657	(7.6%)

Operating expenses:
Brokerage Commissions	5,191	4,382	(15.6%)
Voyage expenses	27,362	28,287	3.4%
Vessel operating expenses	57,692	68,243	18.3%
Depreciation and amortization	38,860	45,655	17.5%
General administration costs	8,096	9,180	13.4%
Other corporate expenses	2,314	1,610	(30.4%)
Write off of insurance amount receivable	—	504	—
Profit from sale of vessel	(550)	—	—

Total operating expenses	$138,965	$157,861	13.2%

Operating income	$97,588	$60,796	(37.2%)
Interest expense	(20,920)	(23,442)	12.1%
Write off of deferred financing costs	(1,797)	—	—
Interest income	89	240	169.7%

Income before income taxes	$74,960	$37,594	(49.8%)
Income taxes	610	602	(1.3%)

Net income	$74,350	$36,992	(50.2%)

Operating Revenue. Operating revenue net of address commission, decreased by $17.9 million or 7.6% to $ 218.7 million for the nine months ended September 30, 2016, from $236.6 million for the nine months ended September 30, 2015. This decrease was primarily due to:

•	an increase in operating revenue of approximately $27.1 million attributable to an increase in the weighted average number of vessels from 27.4 for the nine months ended September 30, 2015, to 30.8, for the nine months ended September 30, 2016, and a corresponding increase in vessel ownership days by 948 days, or 12.7%, for the nine months ended September 30, 2016, as compared to the nine months ended September 30, 2015;

•	a decrease in operating revenue of approximately $29.5 million attributable to a reduction in average monthly charter rates, which decreased to an average of approximately $806,011 per vessel per calendar month ($26,499 per day) for the nine months ended September 30, 2016, compared to an average of approximately $920,995 per vessel per calendar month ($30,279 per day) for the nine months ended September 30, 2015, as a result of a softening of the LPG seaborne transportation market during the nine months ended September 30, 2016;

•	a decrease in operating revenue of approximately $16.4 million attributable to a decrease in fleet utilization from 94.8% for the nine months ended September 30, 2015 to 87.2% for the nine months ended September 30, 2016, primarily as a result of an increase in the number of idle days primarily due to a weakening in the demand for our vessels as a result of the softening of the LPG seaborne transportation market during the third quarter of 2016; and

•	an increase in operating revenue of approximately $0.9 million primarily attributable to an increase in the cost and increased duration of voyage charters during the nine months ended September 30, 2016, compared to the nine months ended September 30, 2015.

The following table presents selected operating data for the nine months ended September 30, 2015 and 2016, which we believe is useful in understanding our operating revenue:

	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2016
Fleet Data:
Weighted average number of vessels	27.4	30.8
Ownership days	7,487	8,435
Available days	7,289	8,235
Operating days	6,909	7,184
Fleet utilization	94.8%	87.2%
Average daily time charter equivalent rate (*)	$30,279	$26,499

*	Non-GAAP Financial Measure -Time charter equivalent: Time charter equivalent, or “TCE”, rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with US GAAP. For all charters, we calculate TCE by dividing total operating revenues, less any voyage expenses, by the number of operating days for the relevant period. Under a time, charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters we pay all voyage expenses. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

The following table represents a reconciliation of TCE to operating revenue, the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2016
Fleet Data:
Operating revenue	236,553	218,657
Voyage expenses	27,362	28,287

Operating revenue less Voyage expenses	209,191	190,370

	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2016
Operating days	6,909	7,184
Average daily time charter equivalent rate	$30,279	$26,499

Brokerage Commissions. Brokerage commissions decreased by 15.6% to $4.4 million for the nine months ended September 30, 2016, from $5.2 million for the nine months ended September 30, 2015, as operating revenue on which it is based, has decreased.

Voyage Expenses. Voyage expenses increased by 3.4% to $28.3 million for the nine months ended September 30, 2016, from $27.4 million for the nine months ended September 30, 2015. This was primarily due to an increase of our fleet size and the number of voyage charters undertaken during the nine months ended September 30 2016, compared to the nine months ended September 30, 2015.

Vessel Operating Expenses. Vessel operating expenses increased by 18.3% to $68.2 million for the nine months ended September 30, 2016, from $57.7 million for the nine months ended September 30, 2015, principally because the number of vessels in our fleet increased by 12.4%. Average daily vessel operating expenses increased by $386 per vessel per day, or 5.0%, to $8,091 per vessel per day for the nine months ended September 30, 2016, compared to $7,705 per vessel per day for the nine months ended September 30, 2015. The increase in average daily vessel operating expenses was primarily due to increased maintenance expenditure incurred as a result of an increase in the number of dry dockings undertaken during the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015.

Depreciation and Amortization. Depreciation and amortization expense increased by 17.5% to $45.7 million for the nine months ended September 30, 2016, from $38.9 million for the nine months ended September 30, 2015. This increase was primarily due to an increase in our fleet size. Depreciation and amortization expense includes amortization of capitalized drydocking costs of $6.2 million for the nine months ended September 30, 2016, and $3.3 million for the nine months ended September 30, 2015.

Other Operating Results

General Administration Costs. General administration costs increased by 13.4%, or $1.1 million to $9.2 million, for the nine months ended September 30, 2016, from $8.1 million for the nine months ended September 30, 2015. The increase in general administration costs was primarily due to an increase in our number of employees during the nine months ended September 30, 2016, as we began to take the technical management of certain vessels in-house.

Other Corporate Expenses. Other corporate expenses decreased by 30.4%, or $0.7 million, to $1.6 million for the nine months ended September 30, 2016, from $2.3 million for the nine months ended September 30, 2015, primarily due to the strengthening in the U.S. dollar against other currencies.

Interest Expense. Interest expense increased by 12.1%, or $2.5 million, to $23.4 million for the nine months ended September 30, 2016, from $20.9 million for the nine months ended September 30, 2015. This increase was primarily due to additional amounts drawn down on our loan facilities since September 30, 2015 associated with delivery of four newbuild vessels. Interest capitalized on newbuild installments for the nine months ended September 30, 2016 was $3.9 million, an increase of $0.6 million from the $3.3 million of interest capitalized for the nine months ended September 30, 2015.

Write off of Deferred Finance Costs. The write off of deferred financing costs of $1.8 million for the nine months ended September 30, 2015 related to costs associated with one of our previous secured term loan facilities that was refinanced during the nine months ended September 30, 2015. No loan refinancing occurred in the nine months ended September 30, 2016.

Write off of insurance amount receivable. The write off of insurance amount receivable of $0.5 million for the nine months ended September 30, 2016 was due to lower than expected total insurance proceeds receivable, as a result of lower than expected total costs incurred for repairing Navigator Aries, following the June 2015 collision involving the vessel.

Income Taxes. Income tax relates to taxes on our subsidiaries incorporated in the United Kingdom, Poland and Singapore. Our United Kingdom and Polish subsidiaries earn management and other fees from affiliates, and our Singaporean subsidiary earns interest from loans to our variable interest entity in Indonesia, the main corporate tax rates are 20%, 19% and 17% in the United Kingdom, Poland and Singapore, respectively. For the nine months ended September 30, 2016, we had a tax charge of $602,525, as compared to taxes for the nine months ended September 30, 2015 of $609,664.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our primary uses of funds have been capital expenditures for the acquisition and construction of vessels, voyage expenses, vessel operating expenses, general and administrative costs, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, financing expenses and repayments of bank loans. Our primary sources of funds have been cash from operations, bank borrowings, proceeds from our initial public offering, equity investments from existing shareholders, and proceeds from a bond issuance. We are required to maintain certain minimum liquidity amounts in order to comply with our various debt instruments. Please see “Secured Term Loan Facilities and Revolving Credit Facility.”

As of September 30, 2016, our total current liabilities exceeded our total current assets by $113.5 million, primarily as a result of two bank loans that mature in April 2017 (the $180.0 million secured term loan facility that we entered into in April 2012 and the $80.0 million secured term loan facility that we entered into in April 2011). The total outstanding principal amount on these two loans at September 30, 2016 was $142.6 million. On October 28, 2016, we entered into a new secured facility agreement to refinance the April 2011 facility, the April 2012 facility and for general corporate purposes and to partly finance the delivery of the newbuilding Navigator Jorf. Please see “Secured Term Loan Facilities and Revolving Credit Facility.”

In addition to operating expenses, our medium-term and long-term liquidity needs primarily relate to the construction of newbuildings and potential future acquisitions. At September 30, 2016, we had contracted six newbuildings for delivery by July 2017 for an aggregate contracted price of $387.7 million, the details of which are as follows:

Vessels	CBM	Shipyard	Contract price	Instalments paid as at September 30, 2016	Funds available from existing credit facilities
			(in millions)
Navigator Eclipse *	37,300	Jiangnan	78.4	23.5	50.7
Navigator Nova	37,300	Jiangnan	78.4	23.5	50.7
Navigator Prominence	37,300	Jiangnan	78.4	23.5	50.7
Navigator Yauza	22,000	HMD	51.0	30.6	35.7
Navigator Luga	22,000	HMD	51.0	20.4	35.6
Navigator Jorf	38,000	HMD	50.5	20.0	35.0

Total			$387.7	$141.5	$258.4

*	We drew down $50.7 million available under the December 2015 secured term loan facility on October 3, 2016 to partly finance the delivery of Navigator Eclipse.

Ongoing Capital Expenditures

Liquefied gas transportation is a capital-intensive business, requiring significant investment to maintain an efficient fleet and to stay in regulatory compliance.

We are required to drydock each vessel once every five years until it reaches 15 years of age, after which we are required to drydock the applicable vessel every two and one-half to three years. Drydocking each vessel takes approximately 20-30 days. Drydocking days generally include approximately 5-10 days of travel time to and from the drydocking shipyard and approximately 15-20 days of actual drydocking time. Seven of our vessels underwent scheduled drydocking during 2016. There are no scheduled drydockings in 2017. The next scheduled drydocking will be in the first quarter of 2018.

We spend significant amounts of funds for scheduled drydocking (including the cost of classification society surveys) of each of our vessels. As our vessels age and our fleet expands, our drydocking expenses will increase. We estimate the current cost of the five-year drydocking of one of our vessels is approximately $0.8 million, the ten-year drydocking cost is approximately $1.2 million, and the 15 and 17 year drydocking costs are approximately $1.5 million each. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking, such as the recent requirement to install ballast water treatment plants, and classification society survey costs, with a balance included as a component of our operating expenses. We are not aware of any regulatory changes or environmental liabilities that we expect to have a material impact on our current or future results of operations.

Cash Flows

The following table summarizes our cash and cash equivalents provided by (used in) operating, financing and investing activities for the nine months ended September 30, 2015 and 2016:

	Nine Months Ended September 30, 2015	Nine Months Ended September 30, 2016
	(in thousands)
Net cash provided by operating activities	$108,637	$58,754
Net cash used in investing activities	(133,183)	(163,432)
Net cash provided by financing activities	69,380	66,746

Net increase/(decrease) in cash and cash equivalents	44,834	(37,932)

Operating Cash Flows. Net cash provided by operating activities for the nine months ended September 30, 2016, decreased to $58.8 million, from $108.6 million for the nine months ended September 30, 2015, a decrease of 45.9%. This $49.8 million decrease in net cash provided by operating activities for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015 was primarily due to lower net income, increased payment of dry docking costs and movements in working capital.

Net cash flow from operating activities depends upon the size of our fleet, charter rates attainable, fleet utilization fluctuations in working capital balances, repairs and maintenance activity, changes in interest rates and foreign currency rates.

Investing Cash Flows. Net cash used in investing activities of $163.4 million for the nine months ended September 30, 2016, primarily represents $146.4 million for payments made to Jiangnan and Hyundai Mipo shipyards, representing final installments on the deliveries of Navigator Ceto, Navigator Copernico and Navigator Aurora, $13.0 million of other costs including capitalized interest of $3.9 million associated with newbuildings and $8.7 million for payments of collision repair costs for Navigator Aries, offset by $4.7 million received from the insurances in relation to the collision.

Net cash used in investing activities of $133.2 million for the nine months ended September 30, 2015, primarily represents $165.1 million for payments made to Jiangnan and Hyundai Mipo shipyards, offset by $32.0 million received, net of costs from the sale of Navigator Mariner. The shipyard payments represent final installments on the delivery of Navigator Triton, Navigator Umbrio and Navigator Centauri amounting to $116.5 million, installments paid for the 2016 newbuildings of $16.5 million, installments for the 2017 newbuildings totaling $20.4 million, along with $13.0 million of other costs associated with newbuildings including capitalized interest of $3.3 million offset by $1.3 million relating to receipts from the shipyard for delayed delivery penalties and $0.4 million of receipts from a 2013 insurance claim.

Financing Cash Flows. Net cash provided by financing activities was $66.8 million for the nine months ended September 30, 2016, primarily consisting of $117.0 million drawn from secured term loan facilities to finance the delivery installments of Navigator Ceto, Navigator Copernico and Navigator Aurora, offset by $50.1 million in quarterly loan repayments and a payment of $0.1 million in financing costs associated with the December 2015 revolving loan facility.

Net cash provided by financing activities was $69.4 million for the nine months ended September 30, 2015, primarily consisting of $96.6 million drawn from a secured term loan facility to finance the delivery installment of three newbuildings, along with $30.0 million drawn down on our revolving term loan facility to finance installment payments made on the 2017 newbuildings, offset by $54.8 million in regular loan repayments and a payment of $2.4 million in financing costs associated with entering into the January 2015 secured term loan facility.

Secured Term Loan Facilities and Revolving Credit Facility

General. Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries have entered into a series of secured term loan facilities as summarized in the table below. For additional information regarding our secured term loan facilities and revolving credit facility, please read “Item 5–Operating and Financial Review and Prospects–B. Liquidity and Capital Resources–Secured Term Loan Facilities and Revolving Credit Facility” in our 2015 Annual Report.

In addition, in October 2016, Navigator Gas L.L.C., as borrower, and the Company entered into a secured facility agreement with ABN-AMRO, DVB Bank, Skandinaviska Enskilda Banken and Nordea Bank pursuant to which such lenders made available to the Borrower an aggregate amount of up to $220,000,000 as of the date of the Facility Agreement, subject to the terms and conditions set forth in the Facility Agreement, to refinance two existing loan facilities that are due to mature in April 2017, for general corporate purposes and to provide delivery financing of up to 70% of the fair market value of Navigator Jorf. The Facility Agreement consists of a term loan facility, revolving credit facility and newbuilding term loan facility related to the partial financing of the delivery of Navigator Jorf. Obligations under the Facility Agreement are guaranteed by the Company. The Facility Agreement matures in seven years, bears interest at an annual rate of U.S. LIBOR plus a margin of 2.6% and will be secured by ten of the Company’s vessels. The Facility Agreement contains certain conditions, covenants and events of default.

Facility agreement date	Credit Facility amount	Principal Amount outstanding	Available amounts undrawn at September 30, 2016	Interest rate	Loan Maturity date
	(in millions)
April 2011**	$80.0	$52.7	$—	US Libor +300 BPS	Apr-17
April 2012**	180.0	89.9	—	US Libor +337 BPS	Apr-17
February 2013	270.0	126.7	30.0	US Libor + 350 BPS	Feb-18
January 2015	278.1	249.0	—	US Libor + 270 BPS	Apr-23
December 2015*	290.0	53.9	235.3	US Libor + 210 BPS	Dec-22

Total	$1,098.1	$572.2	$265.3

*	On October 8, 2016, we drew down $50.7 million under the December 2015 term loan facility to fund the delivery installment of Navigator Eclipse.
**	On October 28, 2016, we entered into the new Facility Agreement in an aggregate amount of up to $220.0 million as of the date of the Facility Agreement which among other things, (i) allows us to refinance the April 2011 facility and the April 2012 facility and (ii) provides delivery finance of up to 70% of the fair market value of Navigator Jorf.

The borrowers are required to deliver semi-annual compliance certificates, which include valuations of the vessels securing the applicable facility from an independent ship broker. Upon delivery of the valuation, if the market value of the collateral vessels is less than 130% of the outstanding indebtedness under the April 2011 facility, 125% of the outstanding indebtedness under December 2015 facility or 135% of the outstanding indebtedness under the other facilities, the borrowers must either provide additional collateral or repay any amount in excess of 125%, 130% or 135% of the market value of the collateral vessels, as applicable.

Financial Covenants. The secured term loan facilities and the new Facility Agreement contain financial covenants requiring the borrowers, among other things, to ensure that:

•	the borrowers have liquidity (including undrawn available lines of credit with a maturity exceeding 12 months) of no less than (i) between $10.0 million and $25.0 million, as applicable, or (ii) 5% of Net Debt or total debt, as applicable, whichever is greater;

•	the ratio of EBITDA to Interest Expense (each as defined in the applicable secured term loan facility), on a trailing four quarter basis, is no less than 3.00 to 1.00;

•	the borrower maintains a minimum ratio of shareholder equity to total assets of 30%;

•	in the case of the April 2011 facility only, the ratio of Net Debt to Total Capitalization (each as defined in the applicable secured term loan facility) is no greater than 0.60 to 1.00; and

•	in the case of February 2013 facility only, the current assets of the borrower exceed the current liabilities (excluding current liabilities attributable to the senior unsecured bonds and the current portion of the senior term loans maturing in more than six months) at all times.

Restrictive Covenants. The secured term loan facilities and the new Facility Agreement provide that the borrowers may not pay dividends to us out of operating revenues generated by the vessels securing the indebtedness if an event of default has occurred or is continuing. The secured term loan facilities and revolving credit facility also limit the borrowers from, among other things, incurring indebtedness or entering into mergers and divestitures. The secured term loan facilities also contain general covenants that will require the borrowers to maintain adequate insurance coverage and to maintain their vessels. In addition, the secured term loan facilities include customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents.

As of September 30, 2016, we were in compliance with all covenants under the secured term loan facilities.

Senior Unsecured Bonds

General. On December 18, 2012, we issued senior unsecured bonds in an aggregate principal amount of $125.0 million with Norsk Tillitsmann ASA as the bond trustee. The proceeds of the senior unsecured bonds were used to partially finance the acquisition of 11 handysize vessels from A.P. Møller vessels. The senior unsecured bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA.

Interest. Interest on the senior unsecured bonds is payable at a fixed rate of 9.0% per annum, semi-annually on each June 18 and December 18.

Maturity. The senior unsecured bonds mature in full on December 18, 2017.

Optional Redemption. We have an option to redeem the senior unsecured bonds, in whole or in part, since December 18, 2015. Senior unsecured bonds redeemed from December 18, 2015 to December 17, 2016, shall be redeemed at 104% of par, senior unsecured bonds redeemed from December 18, 2016 to June 17, 2017, shall be redeemed at 102% of par and senior unsecured bonds redeemed from June 18, 2017, to the day prior to the maturity date, shall be redeemed at 101% of par.

Additionally, upon the occurrence of a “Change of Control Event” (as defined in the senior unsecured bond agreement), the holders of senior unsecured bonds have an option to force the issuer to repay such holder’s outstanding bonds at 101% of par.

Financial Covenants. The senior unsecured bond agreement contains financial covenants requiring us, among other things, to ensure that:

•	we and our subsidiaries maintain a minimum liquidity of no less than the greater of (i) $12.5 million and (ii) 5% of Total Interest-Bearing Debt (as defined in the senior unsecured bond agreement);

•	we and our subsidiaries maintain a positive working capital amount (excluding the current portion of long term debt);

•	we and our subsidiaries maintain an Interest Coverage Ratio (as defined in the senior unsecured bond agreement) of not less than 3.0;

•	we and our subsidiaries maintain an Equity Ratio (as defined in the senior unsecured bond agreement) of at least 30%; and

•	we and our subsidiaries ensure that the sum of the market value of (i) our vessels plus (ii) any amounts in any escrow account in favor of the bond trustee are at least 120% of the Total Interest-Bearing Debt.

Our compliance with the covenants listed above is measured as of the end of each fiscal quarter, except for the final ratio, which is measured semi-annually on June 30 and December 31 of each year.

Restrictive Covenants. The senior unsecured bond agreement provides that we may declare dividends so long as such dividends do not exceed 50% of our consolidated net profits after taxes and we have an Equity Ratio of 35% after giving pro forma effect to such distribution. The senior unsecured bond agreement also limits us and our subsidiaries from, among other things, incurring additional indebtedness, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens. In addition, the senior unsecured bond agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

As of September 30, 2016, we were in compliance with all covenants under our senior unsecured bond agreement.

Tabular Disclosure of Contractual Obligations

The contractual obligations schedule set forth below summarizes our contractual obligations excluding interest payable as of September 30, 2016.

	Remainder of 2016	2017	2018	2019	2020	Thereafter	Total
		(in thousands)
Vessels under construction	$85,480	$160,620	$—	$—	$—	$—	$246,100
Secured term loan facilities and revolving credit facility	17,411	178,668	128,654	24,644	82,769	140,047	572,193
9% senior unsecured bond issue	—	125,000	—	—	—	—	125,000
Office leases	162	220	—	—	—	—	382

Total contractual obligations	$103,053	$464,508	$128,654	$24,644	$82,769	$140,047	$943,675

As part of our growth strategy, we will continue to consider strategic opportunities, including the acquisition of additional vessels. We may choose to pursue such opportunities through internal growth or joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, which may include, among other things, borrowings under credit facilities or other debt, and the issuance of additional shares of common stock.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For a description of our material accounting policies, please read Note 2 (Summary of Significant Accounting Policies) to our audited historical consolidated financial statements included in our 2015 Annual Report.

Vessel impairment

We review our vessels for impairment when events or circumstances indicate the carrying amount of the vessel may not be recoverable. When such indicators are present, a vessel is tested for recoverability and we recognize an impairment loss if the sum of the future cash flows (undiscounted and excluding interest charges that will be recognized as an expense when incurred) expected to be generated by the vessel over its estimated remaining useful life are less than its carrying value. If we determine that a vessel’s undiscounted cash flows are less than its carrying value, we record an impairment loss equal to the amount by which its carrying amount exceeds its fair value. The new lower cost basis would result in a lower annual depreciation than before the impairment.

We undertook a vessel impairment analysis at June 30, 2016 due to a deterioration in the charter market. The aggregate carrying value of our vessels in operation was $1,345 million as of June 30, 2016. We determined the aggregate undiscounted cash flows of our vessels as of June 30, 2016 to be $4,454 million. Although there has been a slight further deterioration in charter rates since June 30, 2016, we are not currently aware of any indicators of impairment that we anticipate will have a material impact on our current or future operations.

Recently Adopted Accounting Pronouncements

In April 2015, the Financial Accounting Standards Board (FASB) issued ASU 2015-03 “Interest — Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs”, which intends to simplify the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding liability, consistent with debt discounts. Historically, we presented deferred debt issuance costs, or fees directly related to directly issuing debt, as long-term assets on our consolidated balance sheets. During the first quarter of 2016, we adopted the guidance codified in ASU 2015-03, as described in Note 1 (Basis of Presentation) to our unaudited consolidated financial statements included in this report. Upon adoption, the Company applied the new guidance retrospectively to all prior periods presented in the financial statements. The reclassification upon adoption of the new guidance did not impact net income as previously reported or any prior amounts reported on our statements of operations or consolidated statements of cash flows. The effect of the retrospective application of this change in accounting principle on our balance sheet as of the year ended December 31, 2015 resulted in a reduction of total non-current assets and total assets in the amount of $10.1 million, with a corresponding decrease of $7.2 million in long-term debt, net and total non-current liabilities and a decrease of $2.9 million in current portion of long-term debt net and total current liabilities. Please see Note 4 (Secured Term Loan Facilities and Revolving Credit Agreement) to our unaudited consolidated financial statements included this report.

In February 2015, FASB issued ASU 2015-02 “Amendments to the Consolidation Analysis”, which changes the way reporting enterprises evaluate whether (a) they should consolidate limited partnerships and similar entities, (b) fees paid to a decision maker or service provider are variable interests in a variable interest entity (VIE), and (c) variable interests in a VIE held by related parties of the reporting enterprise require the reporting enterprise to consolidate the VIE. Historically, we have consolidated 100% of our VIE, PT Navigator Khatulistiwa, for which we are deemed to be the primary beneficiary, i.e. we have a controlling financial interest in this entity. We own 49% of our VIE’s common stock, all of its secured debt and have voting control. All economic interests in the residual net assets reside with us. During the first quarter of 2016, we adopted the guidance codified in ASU 2015-02, as described in Note 1 (Basis of Presentation) to our unaudited consolidated financial statements included in this report. Upon adoption, there was no need for retrospective amendments to our financial statements, as we consolidated 100% of the VIE in our financial statements for all applicable prior periods.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates and foreign currency fluctuations, as well as inflation. We may in the future use interest rate swaps to manage interest rate risks, but will not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

Historically, we have been subject to limited market risks relating to changes in interest rates because we did not have significant amounts of floating rate debt outstanding. Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries are parties to secured term loan facilities that bear interest at an interest rate of US LIBOR plus 210 to 350 basis points. A variation in LIBOR of 100 basis points would result in a variation of $5.7 million in annual interest paid on our indebtedness outstanding as at September 30, 2016, under the secured term loan facilities.

We invest our surplus funds with reputable financial institutions, with original maturities of no more than six months, in order to provide the Company with flexibility to meet all requirements for working capital and for capital investments.

We do not currently use interest rate swaps to manage the impact of interest rate changes on earnings and cash flows, but we may elect to do so in the future.

Foreign Currency Exchange Rate Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues are in U.S. Dollars. Our expenses, however, are in the currency invoiced by each supplier, and we remit funds in the various currencies invoiced. We incur some vessel operating expenses, including some crewing costs, and general and administrative costs in foreign currencies and there is a risk that currency fluctuations could have an adverse effect on the value of our cash flows. We believe that any adverse effect would be immaterial and we have not entered into any derivative contracts to mitigate our exposure to foreign currency exchange rate risk.

Inflation

Certain of our operating expenses, including crewing, insurance and drydocking costs, are subject to fluctuations as a result of market forces. Increases in bunker costs could have a material effect on our future operations if the number and duration of our voyage charters or Contracts of Affreightments (“COA’s”) increases. In the case of the 32 vessels owned as of September 30, 2016, 15 were on time charter and as such it is the charterers who pay for the fuel on those vessels. If our vessels are employed under voyage charters or COA’s, freight rates are generally sensitive to the price of fuel. However, a sharp rise in bunker prices may have a temporary negative effect on our results since freight rates generally adjust only after prices settle at a higher level.

Credit Risk

We may be exposed to credit risks in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluate concentration of credit risk continuously and perform ongoing evaluations of these charterers for credit risk. At September 30, 2016, no more than three of our vessels were employed by the same charterer.

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three months ended September 30, 2016 contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast, contain forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this report. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	fluctuations in currencies and interest rates;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the receipt of our five newbuildings and the timing of the receipt thereof;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends;

•	our expectation that we will continue to provide in-house technical management for some vessels in our fleet and our success in providing such in-house technical management; and

•	other factors detailed from time to time in other periodic reports we file with the Securities and Exchange Commission.

All forward-looking statements included in this Report on Form 6-K are made only as of the date of this Report on Form 6-K. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Balance Sheets

	December 31, 2015	September 30, 2016
		(Unaudited)
	(in thousands except share data)
Assets
Current assets
Cash and cash equivalents	$87,779	$49,847
Accounts receivable, net	9,050	10,637
Accrued income	5,647	9,798
Prepaid expenses and other current assets	8,754	9,194
Inventories	3,480	6,750
Insurance recoverable	10,289	5,422

Total current assets	124,999	91,648

Non-current assets
Vessels in operation, net	1,264,451	1,413,887
Vessels under construction	170,776	154,025
Property, plant and equipment, net	279	198

Total non-current assets	1,435,506	1,568,110

Total assets	$1,560,505	$1,659,758

Liabilities and stockholders’ equity
Current liabilities
Current portion of long-term debt, net of deferred financing costs	$59,024	$182,808
Accounts payable	11,471	5,371
Accrued expenses and other liabilities	9,065	9,295
Accrued interest	3,117	5,802
Deferred income	6,606	1,823

Total current liabilities	89,283	205,099

Non-current liabilities
Secured term loan facilities, net of current portion and deferred financing costs	436,131	381,326
Senior unsecured bond	125,000	125,000

Total non-current liabilities	561,131	506,326

Total liabilities	650,414	711,425
Stockholders’ equity
Common stock – $.01 par value; 400,000,000 shares authorized; 55,437,695 shares issued and outstanding, (2015: 55,363,467)	554	554
Additional paid-in capital	586,451	587,637
Accumulated other comprehensive loss	(465)	(401)
Retained earnings	323,551	360,543

Total stockholders’ equity	910,091	948,333

Total liabilities and stockholders’ equity	$1,560,505	$1,659,758

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Income

(Unaudited)

	Three months ended September 30, (in thousands except share data)		Nine months ended September 30, (in thousands except share data)
	2015	2016	2015	2016
Revenues
Operating revenue	$78,215	$69,741	$236,553	$218,657

Expenses
Brokerage commissions	1,655	1,372	5,191	4,382
Voyage expenses	9,187	11,869	27,362	28,287
Vessel operating expenses	20,379	22,126	57,692	68,243
Depreciation and amortization	12,949	15,804	38,860	45,655
General and administrative costs	2,742	3,120	8,096	9,180
Other corporate expenses	781	377	2,314	1,610
Write off of insurance claim receivable	—	504	—	504
Profit from sale of vessel	(550)	—	(550)	—

Total operating expenses	47,143	55,172	138,965	157,861

Operating income	31,072	14,569	97,588	60,796

Other income/(expense)
Interest expense	(7,124)	(7,957)	(20,920)	(23,442)
Write off of deferred financing costs	—	—	(1,797)	—
Interest income	59	71	89	240

Income before income taxes	24,007	6,683	74,960	37,594
Income taxes	(160)	(207)	(610)	(602)

Net income	$23,847	$6,476	$74,350	$36,992

Earnings per share:
Basic:	$0.43	$0.12	$1.34	$0.67
Diluted:	$0.43	$0.12	$1.33	$0.66

Weighted average number of shares outstanding:
Basic:	55,363,467	55,437,695	55,358,837	55,413,855
Diluted:	55,741,907	55,812,935	55,694,039	55,790,240

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Comprehensive Income

(Unaudited)

	Three months ended September 30, (in thousands)		Nine months ended September 30, (in thousands)
	2015	2016	2015	2016
Net income	$23,847	$6,476	$74,350	$36,992
Other Comprehensive Income / (Loss):
Foreign currency translation (loss) / gain	(145)	57	(76)	64

Total Comprehensive Income	$23,702	$6,533	$74,274	$37,056

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Shareholders’ Equity

(Unaudited)

	(in thousands, except share data)
	Common Stock
	Number of shares	Amount 0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total

January 1, 2015	55,346,613	$553	$584,808	$(254)	$225,457	$810,564
Restricted shares issued March 17, 2015	16,854	1	—	—	—	1
Net income	—	—	—	—	98,094	98,094
Foreign currency translation	—	—	—	(211)	—	(211)
Share-based compensation	—	—	1,643	—	—	1,643

December 31, 2015	55,363,467	554	586,451	(465)	323,551	910,091
Restricted shares issued March 29, 2016	74,228	—	—	—	—	—
Net income	—	—	—	—	36,992	36,992
Foreign currency translation	—	—	—	64	—	64
Share-based compensation	—	—	1,186	—	—	1,186

September 30, 2016	55,437,695	$554	$587,637	$(401)	$360,543	$948,333

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Nine Months ended September 30, 2015	Nine Months ended September 30, 2016
	(in thousands)	(in thousands)

Cash flows from operating activities
Net income	$74,350	$36,992

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	38,860	45,655
Payment of drydocking costs	(7,023)	(9,729)
Insurance claim debtor	—	167
Amortization of share-based compensation	1,223	1,186
Amortization of deferred financing costs	4,083	2,233
Unrealized foreign exchange	(69)	84
Profit from sale of vessel	(550)	—
Changes in operating assets and liabilities
Accounts receivable	(3,018)	(1,586)
Inventories	1,044	(3,269)
Accrued income and prepaid expenses and other current assets	(935)	(5,009)
Accounts payable, accrued interest and other liabilities	672	(7,970)

Net cash provided by operating activities	108,637	58,754

Cash flows from investing activities
Payment to acquire vessels	(2,076)	(1,372)
Payment for vessels under construction	(164,638)	(158,403)
Purchase of other property, plant and equipment	(94)	(42)
Receipt of shipyard penalty payments	1,276	417
Insurance recoveries	391	4,700
Proceeds from sale of vessel	31,958	—
Capitalized costs for the repairs of Navigator Aries	—	(8,732)

Net cash used in investing activities	(133,183)	(163,432)

Cash flows from financing activities
Proceeds from secured term loan facilities	126,550	116,970
Direct financing costs of secured term loan facilities	(2,399)	(155)
Repayment of secured term loan facilities	(54,771)	(50,069)

Net cash provided by financing activities	69,380	66,746

Net increase/(decrease) in cash and cash equivalents	44,834	(37,932)
Cash and cash equivalents at beginning of period	62,526	87,779

Cash and cash equivalents at end of period	$107,360	$49,847

Supplemental Information
Total interest paid during the period, net of amounts capitalized	$18,925	$21,997

Total tax paid during the period	$491	$454

See accompanying notes to condensed consolidated financial statements.

NAVIGATOR HOLDINGS LTD.

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

1.	Basis of Presentation

The accompanying Navigator Holdings Ltd. (the “Company”), unaudited condensed consolidated financial statements reflect all normal recurring adjustments necessary for a fair presentation of the financial position of the Company and its subsidiaries as of September 30, 2016; the results of operations for the nine months ended September 30, 2016 and 2015; the statement of stockholders equity for the nine months ended September 30, 2016; and cash flows for the nine months ended September 30, 2016 and 2015.

At September 30, 2016, our current liabilities exceeded our current assets by $113.5 million, primarily as a result of two bank loans that mature in April 2017 (the $180.0 million secured term loan facility that we entered into in April 2012 and the $80.0 million secured term loan facility that we entered into in April 2011). The total outstanding principal amount on these two loans at September 30, 2016 was $142.6 million. On October 28, Navigator Gas L.L.C., as borrower, and the Company, as guarantor entered into a secured term loan facility agreement pursuant to which the lenders thereunder made available to the borrower an aggregate amount of up to $220,000,000 as of the date of facility agreement, subject to the terms and conditions set forth in the facility agreement. The new secured term loan facility is available to refinance the two loan facilities that mature in April 2017, for general corporate purposes and to provide delivery financing of up to 70% of the fair market value of Navigator Jorf.

These unaudited condensed consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with generally accepted accounting principles in the United States of America for interim reporting. As such, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. It is recommended that these financial statements be read in conjunction with our consolidated financial statements and notes thereto for the year ended December 31, 2015 included in our Form 20-F filed on March 3, 2016, The results for the nine months ended September 30, 2016 are not necessarily indicative of results for the full 2016 fiscal year or any other future periods.

The Company historically presented deferred debt issuance costs, or fees directly related to issuing debt, as long-term assets on the consolidated balance sheets. During the first quarter of 2016, the Company adopted guidance codified in ASU 2015-03 “Interest — Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs”. The guidance simplifies the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs is not affected. Therefore, these costs will continue to be amortized as interest expense using the effective interest method pursuant to ASC 835-30-35-2 through 35-3. Upon adoption, the Company applied the new guidance retrospectively to all prior periods presented in the financial statements.

The company has historically consolidated 100% of its VIE, PT Navigator Khatulistiwa, for which the Company is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in this entity. The Company owns 49% of the VIE’s common stock, all of its secured debt and has voting control. All economic interests in the residual net assets reside with the Company. During the first quarter of 2016, the Company adopted guidance codified in ASU 2015-02 “Amendments to the Consolidation Analysis”, which changes the way reporting enterprises evaluate whether (a) they should consolidate limited partnerships and similar entities, (b) fees paid to a decision maker or service provider are variable interests in a variable interest entity (VIE), and (c) variable interests in a VIE held by related parties of the reporting enterprise require the reporting enterprise to consolidate the VIE. Upon adoption, there has been no need for retrospective amendments as the company has consolidated 100% of the VIE to all prior periods presented in the financial statements.

Amendment of Prior Year Financial Information to Correct an Immaterial Error:

In connection with the preparation of the Company’s consolidated financial statements for the year ended December 31, 2015, the Company identified an immaterial error in the treatment of interest costs in relation to vessel newbuildings. Certain amounts recorded as an interest expense should have been capitalized, rather than expensed. The error resulted in a prior overstatement of interest expense and an understatement of net income, book values of vessels under construction and vessels in operation, retained earnings and total stockholders’ equity for the years ended December 31, 2012, 2013 and 2014 and the interim periods within those years, as well as the first three quarters of 2015, in the related financial statements. The Company has amended the financial statements to correct such items, and the following financial data for the three and nine months ended September 30, 2015, has been revised in accordance with accounting guidance presented in ASC 250, SEC Staff Accounting Bulletin No. 99 Materiality and SEC Staff Accounting Bulletin No. 108 considering the effects of prior period misstatements. The Company assessed the materiality of the error for the year ended December 31, 2015 and concluded that it was not material to any of our previously issued financial statements taken as a whole.

The following table presents the effects of such revisions on the Company’s previously reported financial statements for the three and nine months ended September 30, 2015.

	Three months ended September 30, 2015			Nine months ended September 30, 2015
	(in thousands)			(in thousands)
	As reported	Adjustment	As amended	As reported	Adjustment	As amended
Consolidated Statements of Income
Net income	22,669	1,178	23,847	71,012	3,338	74,350
Basic earnings per share	0.41	0.02	0.43	1.28	0.06	1.34
Diluted earnings per share	0.41	0.02	0.43	1.28	0.05	1.33
Consolidated Statements of Comprehensive Income
Net income	22,669	1,178	23,847	71,012	3,338	74,350
Total comprehensive income	22,524	1,178	23,702	70,936	3,338	74,274
Consolidated Statements of Cash Flows
Net income	—	—	—	71,012	3,338	74,350
Net cash provided by operating activities	—	—	—	105,299	3,338	108,637
Payments for vessels under construction	—	—	—	(161,300)	(3,338)	(164,638)
Net cash used in investing activities	—	—	—	(129,845)	(3,338)	(133,183)

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 will apply to both types of leases – capital (or finance) leases and operating leases. According to the new ASU 2016-02, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statement and footnotes disclosures.

In August 2014, FASB issued ASU No. 2014-15, “Presentation of Financial Statements - Going-Concern (Subtopic 205-40): Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern”. This standard requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. Before this new standard, no accounting guidance existed for management on when and how to assess or disclose going concern uncertainties. The amendments are effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. We plan to adopt this standard effective December 31, 2016. The adoption of the new standard is not expected to have any impact on the Company’s results of operations, financial position or cash flow.

In March 2016, the FASB issued Accounting Standards Update No. 2016-09 “Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting”. This standard is intended to improve the accounting for share-based payment transactions as part of the FASB’s simplification initiative. The ASU changes seven aspects of the accounting for share-based payment award transactions, including: (1) accounting for income taxes; (2) classification of excess tax benefits on the statement of cash flows; (3) forfeitures; (4) minimum statutory tax withholding requirements; (5) classification of employee taxes paid on the statement of cash flows when an employer withholds share for tax-withholding purposes; (6) practical expedient – expected term (non-public only); and (7) intrinsic value (non-public only). ASU 2016-09 is effective for fiscal years beginning after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early adoption is permitted in any interim or annual period provided that the entire ASU is adopted. We plan to adopt this standard effective January 1, 2017. The adoption of the new standard is not expected to have any impact on the Company’s results of operations, financial position or cash flow.

In September 2016, the FASB issued Accounting Standard Update No. 2016-15 “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Payments”. This standard is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. The ASU addresses eight classifications issues related to the statement of cash flows which are: (1) debt repayment or Debt extinguishment costs; (2) settlement of zero-coupon bonds; (3) contingent consideration payments made after business combinations; (4) proceeds from the settlement of insurance claims; (5) Proceeds from settlement of corporation-owned life insurance policies, including bank-owned life insurance policies; (6) distribution received from equity method investees; (7) beneficial interests in securitization transactions; and (8) separately identifiable cash flows and application of the predominance principle. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017 and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted in any interim or annual period provided that the entire ASU is adopted. We plan to adopt this standard effective December 31, 2016. The adoption of the new standard is not expected to have any impact on the Company’s results of operations, financial position or cash flow.

2.	Vessels in Operation

	Vessel	Drydocking	Total
		(in thousands)
Cost
December 31, 2015	$1,462,136	$26,729	$1,488,865
Additions	10,104	9,730	19,834
Transfer from vessels under construction	173,104	2,050	175,154
Disposals for the period	—	(5,482)	(5,482)

September 30, 2016	$1,645,344	$33,027	$1,678,371

Accumulated Depreciation
December 31, 2015	$215,024	$9,390	$224,414
Charge for the period	39,310	6,242	45,552
Disposals for the period	—	(5,482)	(5,482)

September 30, 2016	$254,334	$10,150	$264,484

Net Book Value

December 31, 2015	$1,247,112	$17,339	$1,264,451

September 30, 2016	$1,391,010	$22,877	$1,413,887

On January 15, 2016 and April 14, 2016 Navigator Ceto and Navigator Copernico respectively the third and fourth of a series of four 22,000 cubic meter semi-refrigerated liquefied gas carriers being built at Jiangnan shipyard in China, were delivered for a contract price of $44.0 million per vessel.

On August 2, 2016 and October 8, 2016 Navigator Aurora and Navigator Eclipse, respectively the first and second of four of our 37,300 cubic meter semi-refrigerated ethylene/ethane capable carriers being built at Jiangnan shipyard in China, were delivered.

Navigator Aries left the shipyard on January 27, 2016 after having incurred repair costs of $9.5 million. A total of $4.7 million of repair costs had been reimbursed as of September 30, 2016, with the remaining $4.7 million expected to be reimbursed by our hull & machinery insurance, subject to a $0.1 million deductible. The Company does not have loss of hire insurance and, therefore, the revenue lost from Navigator Aries charter with Pertamina during repairs may not be recoverable. Navigator Aries entered into a two year time charter with Pertamina on March 22, 2016.

The net book value of vessels that serve as collateral for the Company’s bank loans was $1.3 billion at September 30, 2016.

3.	Vessels Under Construction

(in thousands)
Vessels under construction at January 1, 2016	$170,776
Payments to shipyard	146,244
Transfer to vessels in operation	(175,154)
Other payments including site team costs and initial stores and capitalized interest	12,159

Vessels under construction at September 30, 2016	$154,025

4.	Secured Term Loan Facilities and Revolving Credit Facility

The following table shows the breakdown of secured term loan facilities and total deferred financing costs split between current and non-current liabilities at September 30, 2016 and December 31 2015:

	December 31, 2015	September 30, 2016
	(in thousands)
Current Liability
Current portion of long-term debt	$(61,979)	$(185,379)
Less: current portion of deferred financing costs	2,955	2,571

Current portion of secured term loan facility, net of deferred financing costs	$(59,024)	$(182,808)

Non-Current Liability
Secured term loan facilities net of current portion	$(443,315)	$(386,815)
Less: non-current portion of deferred financing costs	7,184	5,489

Non-current secured term loan facilities, net of current portion and non-current deferred financing costs	$(436,131)	$(381,326)

The reclassification upon adoption of ASU 2015-03 “Interest — Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs” does not impact net income as previously reported or any prior amounts reported on the Statements of Operations or the Consolidated Statements of Cash Flows. The effect of the retrospective application of this change in accounting principle on the Company’s Consolidated Balance Sheets as of the year ended December 31, 2015 resulted in a reduction of total non-current assets and total assets in the amount of $10.1 million, with a corresponding decrease of $7.2 million in Long-term debt, net and total non-current liabilities and a decrease of $2.9 million in Current portion of long-term debt net and Total current liabilities.

5.	Fair Value of Financial Instruments Not Accounted For at Fair Value

The principal financial assets of the Company at September 30, 2016 and December 31, 2015 consist of cash and cash equivalents, short-term investments and accounts receivable. The principal financial liabilities of the Company consist of accounts payable, accrued expenses and other liabilities, secured term loan facilities, a revolving credit facility and the 9% senior unsecured bond issue.

The carrying values of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities are reasonable estimates of their fair value due to the short-term nature or liquidity of these financial instruments.

The 9% unsecured bond issue is classified as a level two liability and the fair value has been calculated based on the most recent trades of the bond on the Oslo Børs prior to September 30, 2016.

The fair value of secured term loan facilities and revolving credit facility is estimated based on the average of the current rates offered to the Company for all debt facilities. The carrying value approximates the fair market value for the floating rate loans and revolving credit facilities due to their variable interest rate, being LIBOR. This has been categorized at level 3 on the fair value measurement hierarchy.

The following table includes the estimated fair value and carrying value of those assets and liabilities.

	December 31, 2015			September 30, 2016
Fair Value Hierarchy Level	Fair Value Hierarchy Level	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)
		(in thousands)
Cash and cash equivalents	Level 1	87,779	87,779	49,847	49,847
Senior unsecured bond	Level 2	(125,000)	(128,100)	(125,000)	(124,531)
Secured term loan facilities and revolving credit facility	Level 3	(505,294)	(453,689)	(572,194)	(544,008)

6.	Common Stock

The calculation of both basic and diluted number of weighted average outstanding shares as of:

	September 30, 2015	September 30, 2016
Basic weighted average number of shares	55,358,837	55,413,855
Effect of dilutive potential share options:	335,202	376,385

Diluted weighted average number of shares	55,694,039	55,790,240

On March 17, 2015, the Company granted 158,885 share options under the 2013 Long Term Incentive Plan (“the 2013 Plan”) to officers and employees of the Company. As of September 30, 2016, 2,700 of these options had been forfeited.

On April 14, 2014, the Company granted 197,055 share options under the 2013 Plan, and on October 14, 2014 the Company granted an additional 30,000 share options under the 2013 Plan, to officers and employees of the Company. As of September 30, 2016, 8,000 of these share options had been forfeited.

The diluted effect of 376,385 share options for the nine months ended September 30, 2016 is related to the 375,240 of unvested share options outstanding at September 30, 2016 following the forfeiture of 3,200 share options on April 8, 2016. The shares of the Company’s common stock are trading on the New York Stock Exchange, under the ticker symbol “NVGS.”

7.	Share-Based Compensation

On March 17, 2015, the Company granted 16,854 shares under the 2013 Plan to members of the Board of Directors with a weighted average grant value of $17.80 per share. These shares vested on the first anniversary of the grant date at a fair value of $289,889.

During 2008, the Company’s Board adopted the 2008 Restricted Stock Plan (the “2008 Plan”). During the year ended December 31, 2015, 50,298 shares awarded under the 2008 Plan at a weighted average grant value of $7.59 vested at a fair value of $856,575. During the year ended December 31, 2015, 17,348 shares awarded under the 2013 Plan at a weighted average grant value of $24.06 vested at a fair value of $320,161.

On March 29, 2016, the Company granted 22,782 shares under the 2013 Plan to certain members of the Board of Directors which vest on the first anniversary of the grant date. On the same date, the Company granted 51,446 shares under the Plan to employees of the Company which vest on the third anniversary of the grant date. All of these shares have a weighted average grant value of $15.80.

During the nine months ended September 30, 2016, 118,971 shares that were previously granted at a weighted average grant value of $11.10 vested at a fair value of $1,893,223.

Restricted share grant activity for the year ended December 31, 2015 and nine months ended September 30, 2016 was as follows:

	Number of non-vested restricted shares	Weighted average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value
Balance as of January 1, 2015	172,263	$8.50	0.88 years	$3,627,859
Granted	16,854	17.80
Vested	(67,646)	11.81

Balance as of December 31, 2015	121,471	$11.28	0.29 years	$1,658,079
Granted	74,228	15.80
Vested	(118,971)	11.10

Balance as of September 30, 2016	76,728	$15.92	1.86 years	$551,674

Using the straight-line method of expensing the restricted stock grants, the weighted average estimated value of the shares calculated at the date of grant is recognized as compensation costs in the Statement of Income over the period to the vesting date.

During the nine months ended September 30, 2016, the Company recognized $480,934 in share-based compensation costs relating to share grants (nine months ended September 30, 2015: $626,080). As of September 30, 2016, there was a total of $871,308 unrecognized compensation costs relating to the expected future vesting of share-based awards (December 31, 2015: $179,440) which are expected to be recognized over a weighted average period of 1.86 years (December 31, 2015: 0.29 years).

All options are not exercisable until the third anniversary of the grant date and can be exercised up to tenth anniversary of the date of grant. The fair value of each option is calculated on the date of grant based on the Black-Scholes valuation model using the assumptions listed in the table below. Expected volatilities are based on the historic volatility of the Company’s stock price and other factors. The Company does not currently pay dividends and it is assumed this will not change. The expected term of the options granted is anticipated to be between 4 and 6.5 years. The risk free rate is the rate adopted from the U.S. Government Zero Coupon Bond.

Assumptions used to determine the fair value of options granted during the nine months ended September 30, 2016 were as follows:

Grant Date	April 14, 2014	October 14, 2014	March 17, 2015
Expected volatility	25.0%	35.0%	39.0%
Expected dividend yield	0.0%	0.0%	0.0%
Expected term (in years)	6.5	4 - 6.5	4 - 6.5
Risk free rate	2.17%	1.25% - 1.74%	1.52% - 1.84%

Options granted during the year ended December 31, 2015 and the nine months ended September 30, 2016 were as follows:

Options	Number of non- vested options	Weighted average exercise price per share	Weighted average remaining contractual term years	Aggregate intrinsic value
Balance as of January 1, 2015	223,055	$24.16	8.10	—
Granted March 17, 2015	158,885	17.80	8.97	—
Forfeited during the year	(3,500)	20.87	—	—
Vested	—	—	—	—

Balance as of December 31, 2015	378,440	$21.52	8.46	—
Granted	—
Forfeited	(3,200)	21.16	—	—
Vested	—	—	—	—

Balance as of September 30, 2016	375,240	21.52	7.96	$—

During the nine months ended September 30, 2016, the Company recognized $705,882 in share-based compensation costs (nine months ended September 30 2015: $596,921) relating to options granted under the 2013 Plan, recognized in general and administrative costs. As of September 30, 2016, there was $914,282 of total unrecognized compensation costs (nine months ended September 30 2015: $1,891,098) related to non-vested options under the 2013 Plan. This cost is expected to be recognized over a weighted average period of 1.0 year. (December 31, 2015: 1.7 years).

8.	Commitments and Contingencies

The contractual obligations schedule set forth below summarizes our contractual obligations excluding interest payable as of September 30, 2016.

	Remainder of 2016	2017	2018	2019	2020	Thereafter	Total
		(in thousands)
Vessels under construction	$85,480	$160,620	$—	$—	$—	$—	$246,100
Secured term loan facilities and revolving credit facility	17,411	178,668	128,654	24,644	82,769	140,047	572,193
9% senior unsecured bond issue	—	125,000	—	—	—	—	125,000
Office leases	162	220	—	—	—	—	382

Total contractual obligations	$103,053	$464,508	$128,654	$24,644	$82,769	$140,047	$943,675

The Company occupies office space in London with a lease commencing in March 2012, for a period of ten years, with a mutual break clause after five years, and is paying approximately $0.4 million per calendar year. The Company also occupies property in New York paying approximately $0.2 million per year. The break option has been exercised and the lease will end March 31, 2017.

In April 2014, the Company exercised an option to construct three 37,300 cubic meter semi-refrigerated ethylene/ethane capable gas carriers at a purchase price of $78.4 million each at Jiangnan. The first of these vessels, Navigator Eclipse, was delivered on October 8, 2016 and the remaining two vessels are scheduled to be delivered between January and April 2017.

On November 3, 2014, the Company entered into two contracts, each for a 22,000 cubic meter semi-refrigerated liquefied gas carrier, with Hyundai Mipo Dockyard in South Korea at a construction cost of $51.0 million each. The vessels are scheduled to be delivered in January and March 2017, respectively.

On November 11, 2015, the Company entered into a contract to construct a 38,000 cubic meter fully refrigerated liquefied gas carrier, with Hyundai Mipo Dockyard in South Korea at a construction cost of $50.5 million. The vessel is scheduled to be delivered in July 2017.

9.	Subsequent Events

On October 8, 2016, Navigator Eclipse, a 37,300 cubic meter semi-refrigerated gas carrier, was delivered from Jiangnan shipyard in China. In connection with the delivery of this vessel, $50.7 million, representing approximately 65% of its construction price, was drawn under the December 2015 Secured Term Loan Facility to partially finance the delivery of this newbuilding.

On October 28, 2016 Navigator Gas L.L.C., as borrower, and the Company entered into a secured facility agreement pursuant to which the lenders thereunder made available to the borrower an aggregate amount of up to $220,000,000 as of the date of the facility agreement to refinance the two existing loan facilities that are due to mature in April 2017, for general corporate purposes and to provide delivery financing of up to 70% of the fair market value of Navigator Jorf which is being constructed at HMD, Korea, The new facility agreement consists of a term loan facility, revolving credit facility and newbuilding term loan facility related to the partial financing of the delivery of Navigator Jorf. Obligations under the new facility agreement are guaranteed by the Company and will be secured by ten of the Company’s vessels.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: November 7, 2016	By:	/s/ Niall J Nolan
	Name:	Niall J Nolan
	Title:	Chief Financial Officer